Prospectus

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-210038

12,342,021 Shares

Summit Materials, Inc.

Class A Common Stock

Summit Materials, Inc., or Summit Inc., may issue from time to time up to 12,342,021 shares of Class A common stock to holders of limited partnership units, or LP Units, of Summit Materials Holdings L.P., or Summit Holdings, its direct subsidiary, upon an exchange of up to an equal number of LP Units. Under the exchange agreement Summit Materials, Inc. entered into with the holders of LP Units on March 11, 2015, holders of LP Units (other than Summit Materials, Inc.) may, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange their LP Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

We are registering the issuance of our Class A common stock to permit holders of LP Units who exchange their LP Units to sell without restriction in the open market or otherwise any of our shares of Class A common stock that they receive upon exchange. However, the registration of our Class A common stock does not necessarily mean that any holders will exchange their LP Units. We will not receive any cash proceeds from the issuance of any of the shares of Class A common stock upon an exchange of LP Units, but we will acquire the LP Units exchanged for shares of Class A common stock that are issued to an exchanging holder.

Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “SUM.” The last reported sale price of our common stock on the NYSE on March 17, 2016 was $19.16 per share.

Investing in shares of our Class A common stock involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 18, 2016.

We have not authorized anyone to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. We are offering to issue upon exchange only the shares of Class A common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Summit Materials, Inc. is a holding company that was incorporated as a Delaware corporation on September 23, 2014, and its sole material asset is a controlling equity interest in Summit Holdings.

In this prospectus, unless otherwise noted or the context otherwise requires:

•	“we,” “our,” “us” and the “Company” refer (1) prior to the March 2015 initial public offering (“IPO”) of the Class A common stock of Summit Materials, Inc. and related transactions, to Summit Materials Holdings L.P. and its consolidated subsidiaries and (2) after our IPO and related transactions, to Summit Materials, Inc. and its consolidated subsidiaries. “Pre-IPO owners” refers to the Sponsors and the other owners of Summit Holdings immediately prior to the transactions related to the IPO;

•	“Continental Cement” refers to Continental Cement Company, L.L.C.;

•	“Blackstone” refers to investment funds associated with or designated by The Blackstone Group L.P. and its affiliates;

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•	“Silverhawk” refers to investment funds associated with or designated by Silverhawk Summit, L.P.;

•	“Sponsors” refers to Blackstone and Silverhawk;

•	“Summit Holdings” refers only to Summit Materials Holdings L.P., the direct subsidiary of Summit Materials, Inc.;

•	“Summit Inc.” refers only to Summit Materials, Inc., the general partner of Summit Holdings;

•	“Summit Owner Holdco” refers to Summit Owner Holdco LLC, a Delaware limited liability company that is owned by certain of our pre-IPO owners and former holders of Class B Units of Continental Cement Company (the “Former CCC Minority Holders”); and

•	“2015 Follow-On Offering” refers to the public offering of 22,425,000 shares of Class A common stock of Summit Materials, Inc. completed on August 11, 2015.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, Summit Inc. may issue from time to time up to 12,342,021 shares of Class A common stock to holders of LP Units upon an exchange of up to an equal number of LP Units.

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SUMMIT MATERIALS

We are one of the fastest growing construction materials companies in the United States, with an 82% increase in revenue between the year ended December 31, 2011 and the year ended January 2, 2016, as compared to an average increase of approximately 38% in revenue reported by our competitors over the same period. Our materials include aggregates, which we supply across the country, with a focus on Texas, Kansas, Utah, Missouri and Kentucky, and cement, which we supply primarily in Missouri, Iowa and along the Mississippi River. Within our markets, we offer customers a single-source provider for construction materials and related downstream products through our vertical integration. In addition to supplying aggregates to customers, we use our materials internally to produce ready-mixed concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertical integration creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

Since our first acquisition more than six years ago, we have rapidly become a major participant in the U.S. construction materials industry. We believe that, by volume, we are a top 10 aggregates supplier, a top 15 cement producer and a major producer of ready-mixed concrete and asphalt paving mix. Our revenue in 2015 was $1.4 billion with net income of $1.5 million. Our proven and probable aggregates reserves were 2.1 billion tons as of January 2, 2016. In the year ended January 2, 2016, we sold 32.3 million tons of aggregates, 1.7 million tons of cement, 3.4 million cubic yards of ready-mixed concrete and 4.4 million tons of asphalt paving mix across our more than 200 sites and plants.

Summit Inc. was incorporated under the laws of the State of Delaware on September 23, 2014. Through our predecessors, we commenced operations in 2009 when Summit Holdings was formed as an exempted limited partnership in the Cayman Islands. In December 2013, Summit Holdings was domesticated as a limited partnership in Delaware. Our principal executive office is located at 1550 Wynkoop Street, 3rd Floor, Denver, Colorado 80202. Our telephone number is (303) 893-0012.

RISK FACTORS

When exchanging your LP Units for shares of Summit Inc.’s Class A common stock you should carefully consider the following risks and each of the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2016, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, and all of the other information included or incorporated by reference in this prospectus.

Risks Related to Exchange of LP Units for Class A Common Stock

The exchange of LP Units for our Class A common stock is a taxable transaction.

For U.S. federal income tax purposes, the exchange of LP Units for Class A common stock will be a taxable event. A holder of LP Units will recognize a gain or loss on such exchange to the extent that the fair market value of the shares of Class A common stock (plus the relief of its share of any liabilities of Summit Holdings) exceeds or is less than its adjusted basis in the LP Units immediately before the exchange. The recognition of any loss resulting from an exchange of LP Units for shares of our Class A common stock is subject to a number of limitations set forth in the Internal Revenue Code of 1986, as amended (the “Code”). It is possible that the amount of gain recognized or even the tax liability resulting from the gain could exceed the value of the shares of our Class A common stock received upon the exchange. In addition, the ability of a holder of LP Units to sell a substantial number of shares of our Class A common stock in order to raise cash to pay tax liabilities associated with the exchange of the LP Units may be restricted and, as a result of stock price fluctuations, the price the holder of LP Units receives for the shares of our Class A common stock may not equal the value of the LP Units at the time of the exchange.

An investment in our Class A common stock is different from an investment in LP Units.

If a holder exchanges LP Units for shares of our Class A common stock, the holder will become one of our stockholders rather than a limited partner in Summit Holdings. Although the nature of an investment in our Class A common stock is similar to an investment in LP Units, there are differences, including the following:

•	form of organization;

•	management control;

•	voting and consent rights;

•	liquidity; and

•	federal income tax considerations.

See “Comparison of Ownership of Limited Partnership Units of Summit Holdings and Our Class A Common Stock.”

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described in the section titled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 2, 2016, as such factors may be updated from time to time in our periodic filings with the SEC, as well as the other information contained or incorporated by reference in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus or in any prospectus supplement hereto. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information has been derived by applying pro forma adjustments to our historical financial statements and those of an acquired cement plant and quarry in Davenport, Iowa and seven cement distribution terminals along the Mississippi River (collectively, the “Lafarge Target Business” or “Davenport Assets”), incorporated by reference in this prospectus.

The pro forma adjustments are based on currently available information, accounting judgments and assumptions that we believe are reasonable. The unaudited pro forma consolidated statement of operations is presented for illustrative purposes only and does not purport to represent our results of operations that would actually have occurred had the transactions referred to below been consummated on December 28, 2014 for the unaudited pro forma consolidated statement of operations, or to project our results of operations for any future date or period. The adjustments are described in the notes to the unaudited pro forma consolidated financial information.

The Davenport Assets’ predecessor results included in the pro forma statements are presented based on their fiscal year, which is based on calendar period ends. Summit Inc.’s fiscal year is based on a 52-53 week year. The resulting difference is not considered material to the pro forma consolidated financial statements.

The unaudited pro forma consolidated statement of operations for the year ended January 2, 2016 is presented on a pro forma adjusted basis to give effect to the following items:

•	the closing of the Davenport Acquisition (as defined below);

•	debt and equity transactions consummated in the year ended January 2, 2016; and

•	payment of actual and estimated premiums, fees and expenses in connection with the foregoing.

The Company entered into a supply agreement with Lafarge North America Inc. (“Lafarge”) concurrent with the closing of the Davenport Acquisition (the “Davenport Supply Agreement”). The Davenport Supply Agreement provides us with the option to purchase up to a certain quantity of cement from Lafarge at an agreed-upon price. There is no minimum purchase requirement in the supply agreement, which may be extended to, but end no later than, March 31, 2016. Due to the number of estimates required to determine the effect of the supply agreement on our results of operations, the estimated $13.4 million of revenue and $10.9 million of cost of revenue in 2015 prior to the acquisition on July 17, 2015 (the “Davenport Acquisition”) are not included in the pro forma consolidated financial information below. These estimated revenues and cost of revenues represent estimates we developed based on our understanding of historical volumes and our forecast of future activities, including among other things, volumes, selling prices and freight costs. While we believe that our assumptions are reasonable, important factors could affect our results and could cause these amounts to differ materially, including without limitation variances in capacity and demand from period to period.

The unaudited pro forma consolidated financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data” and the consolidated financial statements for Summit Inc. and the Davenport Assets each incorporated by reference in this prospectus.

Summit Materials, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statement of Operations

Year Ended January 2, 2016

(Amounts in thousands, except share and per share amounts)

	Summit Materials, Inc.	Pre- acquisition results of Davenport Acquisition (a)		Pro Forma Davenport Adjustments		Pro Forma Adjustments for Debt and Equity Transactions Consummated in the year ended January 2, 2016		Pro Forma Total
Revenue	$1,432,297	$42,761		$7,577	(c)	$—		$1,482,635
Cost of revenue	990,645	29,356		5,511		—		1,025,512
General and administrative expenses	177,769	6,615		281		—		184,665
Depreciation, depletion, amortization and accretion	119,723	3,632		7,467	(d)	—		130,822
Transaction costs	9,519	—		—		—		9,519

Operating income	134,641	3,158		(5,682)		—		132,117
Other income, net	(2,425)	—		—		—		(2,425)
Loss on debt financings	71,631	—		—		—		71,631
Interest expense	84,629	—		—		(2,533	)(e)	82,096
(Loss) income from continuing operations before taxes	(19,194)	3,158		(5,682)		2,533		(19,185)
Income tax (benefit) expense	(18,263)	1,073		—		963	(f)	(16,227)

(Loss) income from continuing operations	(931)	2,085		(5,682)		1,570		(2,958)
Income from discontinued operations	(2,415)	—		—		—		(2,415)
Net income (loss)	1,484	2,085		(5,682)		1,570		(543)
Net loss attributable to noncontrolling interests	(1,826)	—		—		—		(1,826)
Net (loss) income attributable to Summit Holdings	(24,408)	1,048	(b)	(2,856	)(b)	789	(b)	(25,427)

Net income (loss) attributable to Summit Materials, Inc.	$27,718	$1,037		$(2,826)		$781		$26,710

Net income per share of Class A common stock
Basic	$0.73	$0.03		$(0.07)		$0.02		$0.71
Diluted	$0.52	$0.01		$(0.03)		$0.01		$0.51

Weighted average shares of Class A common stock
Basic	38,231,689
Diluted	88,336,574

See accompanying notes to unaudited pro forma consolidated statement of operations for the year ended January 2, 2016.

(a)	The pre-acquisition results of the Davenport Acquisition reflect the results of the Davenport Assets for the six months ended June 30, 2015 incorporated by reference in this prospectus.
(b)	Represents adjustment to record the approximately 50.3%, or 50,275,825 of 100,022,807 total LP Units, of noncontrolling interests that partners of Summit Holdings (other than Summit Inc.) own in Summit Holdings as of January 2, 2016. This is calculated as the pro forma net income multiplied by approximately 50.3%.
(c)	Represents the $7.6 million of revenue and $5.5 million cost of revenue for the Davenport Assets for the period between July 1, 2015 to the acquisition date of July 17, 2015.
(d)	Represents the estimated incremental depreciation expense of approximately $1.1 million per month related to the step-up in value of the Davenport Assets recognized through purchase accounting during the period between December 28, 2014 and July 17, 2015 (approximately seven months of incremental depreciation expense). As the purchase price allocation has not been finalized due to the recent timing of the acquisition, actual values may differ from estimates made.

(e)	Represents the adjustment to interest expense from the debt transactions consummated in the year ended January 2, 2016, as follows:

($ in millions)
Estimated interest expense after consummation of the above mentioned debt transactions (1)	$20.4
Elimination of historical interest expense (2)	(24.7)
Estimated incremental interest expense related to the amortization of new deferred financing fees and discount (3)	1.8

$(2.5)

(1)	This adjustment is to reflect the estimated interest expense from the term loan facility of $650.0 million (interest rate of 4.25%), the existing notes of $350.0 million (interest rate of 6.125%) and the incremental interest expense on $300.0 million of 6.125% existing notes as compared to $153.8 million of 10.5% 2020 notes redeemed.
(2)	Historical interest expense includes expense related to the historical $414.6 million term loans at approximately 5.1% interest ($5.3 million) and $625.0 million of 2020 notes at 10.5% interest ($19.4 million).
(3)	The incremental amortization expense related to deferred financing fees and original issuance discount (premium) was calculated as follows:

($ in millions)
Estimated amortization of deferred financing fees after consummation of the debt transactions	$1.9
Elimination of historical amortization of deferred financing fees	(0.8)
Estimated amortization of original issuance discount (premium)	0.1
Elimination of historical amortization of original issuance discount (premium)	0.6

$1.8

(f)	The income tax expense adjustment relates to the income tax expense related to the reduction in interest expense and write-off of the net premium on the redeemed indebtedness.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of any shares of our Class A common stock pursuant to this prospectus, although we will acquire the LP Units exchanged for shares of Class A common stock that are issued to an exchanging holder.

EXCHANGE OF SUMMIT MATERIALS HOLDINGS L.P. LIMITED PARTNERSHIP UNITS

Subject to the terms of the exchange agreement we entered into with the holders of LP Units on March 11, 2015, holders of LP Units (and certain permitted transferees thereof) may, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange their LP Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Notwithstanding the foregoing, Blackstone is generally permitted to exchange LP Units at any time. The registration statement of which this prospectus forms a part does not register the issuance of Class A common stock that may be issued to Blackstone upon exchange of LP Units. The exchange agreement provides that exchanges must be for a minimum of the lesser of 1,000 LP Units or all of the vested LP Units held by such LP Unit holder. Furthermore, no holder of LP Units will be entitled to exchange such LP Units for shares of Class A common stock if Summit Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Summit Inc. or its subsidiaries to which such holder may be subject. Summit Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Summit Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units (excluding LP Units held by Summit Inc.), the consent of each Blackstone holder will be required to amend the exchange agreement.

Subject to the more detailed requirements set forth in the exchange agreement, in order to exercise the exchange rights, a LP Unit holder must provide a written election of exchange to Summit Inc. and to Summit Holdings that such holder desires to exchange a stated number of LP Units for an equal number of shares of Class A common stock. This written election of exchange and any certificates must be executed by such LP Unit holder or such holder’s authorized representative, and be delivered to the principal executive offices of Summit Inc. and Summit Holdings during normal business hours. Summit Holdings will deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the Class A common stock, or if there is no then-acting registrar and transfer agent of the Class A common stock, at the principal executive offices of Summit Inc., the number of shares of Class A common stock deliverable upon the exchange, registered in the name of the relevant exchanging holder. To the extent the Class A common stock is settled through the facilities of The Depository Trust Company, and the exchanging LP Unit holder is permitted to hold shares of Class A common stock through The Depository Trust Company, Summit Holdings will use its reasonable best efforts to deliver or cause to be delivered the shares of Class A common stock to the account of the participant of The Depository Trust Company designated by such LP Unit holder.

Summit Holdings and each exchanging LP Unit holder will bear its own expenses in connection with the consummation of any exchange, whether or not any such exchange is ultimately consummated, except that Summit Holdings will bear any transfer taxes, stamp taxes, or duties, or other similar taxes in connection with, or arising by reason of, any exchange; provided, however, that if any shares of Class A common stock are to be delivered in a name other than that of the LP Unit holder that requested the exchange, then such LP Unit holder and/or person in whose name such shares are to be delivered will pay Summit Holdings the amount of any transfer taxes, stamp taxes, or duties, or other similar taxes in connection with, or arising by reason of, the exchange or will establish to the reasonable satisfaction of Summit Holdings that such tax has been paid or is not payable.

Our organizational structure allows the holders of LP Units, who are generally the persons who owned our business prior to our IPO, to retain their equity ownership of Summit Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LP Units. Holders of the Class A common stock, by contrast, hold their equity ownership through Summit Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe the holders of LP Units generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. As part of the arrangements with the owners of our business that permitted us to establish our organizational structure and to effect our IPO, we entered into the exchange agreement described above with the holders of the LP Units to permit them to exchange their LP Units, for which there is no public trading market, for shares of the Class A common stock, which are publicly traded.

As of February 17, 2016, the number of holders of LP Units was 53, including Summit Inc., which held 49,746,982 LP Units, or 49.7% of the total LP Units outstanding. If holders of LP Units elect to exchange LP Units for shares of Class A common stock of Summit Inc., the number of LP Units held by Summit Inc. will increase by a number that is equal to the number of LP Units so exchanged. If all of the holders of LP Units were to elect to exchange all of their LP Units for shares of Class A common stock of Summit Inc., Summit Inc. would hold 100% of the outstanding LP Units.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Summit Inc. and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 250,000,000 shares of Class B common stock, par value $0.01 per share and 250,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock are entitled to receive pro rata our remaining assets available for distribution.

The Class A common stock is not subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

The Class B common stock entitles (x) Summit Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LP Units held by all limited partners of Summit Holdings (excluding Summit Inc.) as of the completion of the IPO (the “IPO Date”) and their respective successors and assigns on or after the IPO Date (the “Initial LP Units”) less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and (y) each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. If at any time the ratio at which LP Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Exchange of Summit Materials Holdings L.P. Limited Partnership Units” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Summit Inc.

Any holder of Class B common stock other than Summit Owner Holdco that does not also hold LP Units is required to surrender any such shares of Class B common stock (including fractions thereof) to Summit Inc.

Preferred Stock

As of the date of this prospectus, we had no shares of preferred stock issued or outstanding. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend are subject to the discretion of our board of directors.

We have no current plans to pay cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. The term of our Class I directors, Mr. Hill and Mr. Simpkins, will expire at the annual meeting of stockholders to be held in 2016.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors with a maximum of 15 directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the “interested stockholder” owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Blackstone, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. We expect to hold our first annual meeting of stockholders on May 26, 2016 and we anticipate filing a definitive proxy statement relating to the meeting on or about April 12, 2016. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders’ agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2⁄3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly-created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2⁄3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone, Silverhawk or any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone, Silverhawk or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as

indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock is Broadridge Corporate Issuer Solutions, Inc.

Listing

Our Class A common stock is listed on the NYSE under the symbol “SUM.”

SUMMIT MATERIALS HOLDINGS L.P. FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

Summit Inc. holds LP Units in Summit Holdings and is the sole general partner of Summit Holdings. Accordingly, Summit Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its operating entity subsidiaries, conducts our business.

Pursuant to the limited partnership agreement of Summit Holdings, Summit Inc. has the right to determine when distributions will be made to holders of LP Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of LP Units pro rata in accordance with the percentages of their respective limited partnership interests.

No distributions will be made in respect of unvested LP Units and instead such amounts will be distributed to holders of vested LP Units pro rata in accordance with their vested interests. If, from time to time, an unvested LP Unit becomes vested, then, on the next distribution date, all amounts that would have been distributed pro rata in respect of that LP Unit if it had been vested on prior distribution dates will be required to be “caught up” in respect of that LP Unit before any distribution is made in respect of other vested LP Units.

The holders of LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions, which we refer to as “tax distributions,” to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. These tax distributions are generally only paid to the extent that other distributions made by Summit Holdings were otherwise insufficient to cover the estimated tax liabilities of all holders of LP Units. In general, these tax distributions are computed based on our estimate of the net taxable income of Summit Holdings allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances).

The limited partnership agreement of Summit Holdings also provides that substantially all expenses incurred by or attributable to Summit Inc., excluding its obligations incurred under the tax receivable agreement, income tax expenses and payments on any indebtedness incurred by Summit Inc., will be borne by Summit Holdings.

The limited partnership agreement of Summit Holdings also provides that affiliates of Blackstone may transfer all or any portion of their LP Units or other interest in Summit Holdings without the prior consent of Summit Inc. as the general partner, subject to compliance with certain conditions, including that Summit Holdings not become a publicly traded partnership. Subject to certain limited exceptions, including transfers effected pursuant to the exchange agreement, limited partners other than affiliates of Blackstone, may not transfer any portion of its LP Units or other interest in Summit Holdings without the prior consent of Summit Inc. as the general partner.

Summit Inc. as the general partner may (i) at any time, require all holders of LP Units, other than affiliates of Blackstone, to exchange their units for shares of our common stock or (ii) with the consent of partners in Summit Holdings whose vested interests exceed 66 2⁄3% of the aggregate vested interests in Summit Holdings, require all holders of interests in Summit Holdings to transfer their interests, provided that the prior written consent of each holder that is an affiliate of Blackstone affected by any such proposed transfer will be required. These provisions are designed to ensure that the general partner can, in the context of a sale of the company, sell Summit Holdings as a wholly-owned entity subject to the approval of the holders thereof, including specific approval by any Blackstone affiliates then holding such units. For so long as affiliates of Blackstone collectively own at least 5% of the outstanding LP Units, the consent of each Blackstone holder will be required to amend the limited partnership agreement.

COMPARISON OF OWNERSHIP OF LIMITED PARTNERSHIP UNITS OF SUMMIT HOLDINGS AND OUR CLASS A COMMON STOCK

The information below highlights a number of the significant differences between the rights and privileges associated with ownership of the Summit Holdings LP Units and Summit Inc. Class A common stock. This discussion is intended to assist holders of the LP Units in understanding how their investment will change if their LP Units are exchanged for shares of Class A common stock. The following information is summary in nature, is not intended to describe all the differences between the LP Units and the Class A common stock and is qualified by reference to our certificate of incorporation and bylaws and to the limited partnership agreement of Summit Holdings, as amended, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Incorporation by Reference” and “Where You Can Find More Information.”

Summit Inc.	Summit Holdings

Form of Organization, Purpose and Assets

Summit Inc. is a Delaware corporation governed by the DGCL. Summit Inc. was founded for the purpose of engaging in any lawful act or activity for which corporations may be organized under the DGCL. Summit Inc.’s sole material asset is a controlling equity interest in Summit Holdings. As the general partner of Summit Holdings, Summit Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its operating subsidiaries, conducts our business.	Summit Holdings is a Delaware limited partnership governed by the Delaware Revised Uniform Limited Partnership Act (“DRULPA”). Summit Holdings was formed for the object and purpose of, and the nature of the business to be conducted by Summit Holdings is, engaging in any lawful act or activity for which limited partnerships may be formed under the DRULPA.

Authorized Share Capital

The total number of shares of all classes of stock Summit Inc. is authorized to issue is 1,500,000,000 shares, consisting of (i) 1,000,000,000 shares of Class A common stock, par value $0.01 per share, (ii) 250,000,000 shares of Class B common stock, par value $0.01 per share, and (iii) 250,000,000 shares of preferred stock, par value $0.01 per share. The number of authorized shares of any class may be increased or decreased (but not below the number of shares of a particular class then outstanding) by an affirmative vote of the holders of a majority of the shares entitled to vote thereon.

As of February 17, 2016, 49,746,982 shares of Class A common stock and 69,007,297 shares of Class B common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Summit Inc., the general partner, may issue additional LP Units, of any existing or newly established class, or other partnership interests in Summit Holdings.

As of February 17, 2016, 100,022,807 LP Units were issued and outstanding, of which 49,746,982 were held by Summit Inc.

Voting Rights

Holders of Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally.

The Class B common stock entitles (x) Summit Owner Holdco, without regard to the number of shares of

The business, property and affairs of Summit Holdings is managed under the sole, absolute and exclusive direction of Summit Inc. as general partner.

No partner, other than the general partner, in its capacity as such, has the right to participate in or have

Summit Inc.	Summit Holdings
Class B common stock held by it, to a number of votes that is equal to the aggregate number of Initial LP Units less the aggregate number of such Initial LP Units that, after the IPO Date, have been transferred to Summit Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and (y) any other future holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder.	any control over the business of Summit Holdings.
Class A stockholders and Class B stockholders vote together as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Under Summit Inc.’s bylaws and the DGCL, unless otherwise required by law, the certificate of incorporation or the rules of any stock exchange upon which Summit Inc.’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of Summit Inc. entitled to vote thereat, present in person or represented by proxy, constitutes a quorum for the transaction of business at all meetings of stockholders. When a quorum is present or represented at any such meeting, the vote of the holders of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which, by express provision of applicable law, of the rules or regulations of any stock exchange applicable to Summit Inc., of any regulation applicable to Summit Inc. or its securities, of the certificate of incorporation or bylaws of Summit Inc., a different vote is required, in which case such express provision shall govern and control the decision of such question.

Dividend Rights/Distributions

Holders of shares of Class A common stock are entitled to receive dividends when, as and if declared by Summit Inc.’s board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.	Pursuant to the limited partnership agreement of Summit Holdings, Summit Inc. as general partner has the right to determine when distributions will be made to partners of Summit Holdings and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the partners of Summit Holdings pro rata in accordance with their respective ownership interest in Summit Holdings (with unvested LP Units not included in such calculation of ownership interest).

Summit Inc.	Summit Holdings
No distributions will be made in respect of unvested LP Units and instead such amounts will be distributed to holders of vested LP Units pro rata in accordance with their vested interests. If, from time to time, an unvested LP Unit becomes vested, then, on the next distribution date, all amounts that would have been distributed pro rata in respect of that LP Unit if it had been vested on prior distribution dates will be required to be “caught up” in respect of that LP Unit before any distribution is made in respect of other vested LP Units.

The holders of LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions, which are referred to as “tax distributions,” to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. These tax distributions are generally only paid to the extent that other distributions made by Summit Holdings were otherwise insufficient to cover the estimated tax liabilities of all holders of LP Units. In general, these tax distributions are computed based on an estimate of the net taxable income of Summit Holdings allocated to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to an individual or corporate resident in New York, New York (or a corporate resident in certain circumstances).

Liquidity

With the exception of Class A common stock held by our affiliates, the Class A common stock is freely transferable.

Class A common stock is not convertible or exchangeable into any other class of security issued by Summit Inc. or Summit Holdings.

The Class A common stock is listed on the New York Stock Exchange.

Except as otherwise agreed to in writing between the general partner and the applicable limited partner, no limited partner or assignee thereof may transfer all or any of its LP Units without the prior consent of the general partner. The general partner may grant or withhold such consent at its sole discretion.

Furthermore, under the exchange agreement, holders of LP Units may, from and after March 17, 2016 (subject to the terms of the exchange agreement), exchange their LP Units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

However, affiliates of Blackstone may transfer any of its LP Units without the prior consent of the general partner.

Summit Inc.	Summit Holdings

Management

Summit Materials, Inc.’s board of directors manages its business and affairs. Accordingly, except for their vote in the election of directors and as may be required by law in connection with certain transactions, the Class A common stockholders, as such, do not directly have any control over our business and affairs.	Summit Materials, Inc. as general partner, has the sole, absolute and exclusive right to manage the business, property and affairs of Summit Holdings. The general partner may from time to time delegate authority to officers or others to act on behalf of Summit Holdings.

Fiduciary Duties of Directors/General Partner

Under Delaware law, the directors owe Summit Materials, Inc. and its stockholders certain fiduciary duties, including the duties of care and loyalty, and are required to act in good faith in discharging their duties.

Under Summit Materials, Inc.’s certificate of incorporation, to the fullest extent permitted under the DGCL, no member of the board of directors is personally liable to Summit Materials, Inc. or its stockholders for monetary damages for any breach of fiduciary duty owed to Summit Materials, Inc. or its stockholders.

The general partner has no duties (including fiduciary duties) to any other partner or to Summit Holdings other than express contractual duties set forth in the Summit Holdings’ limited partnership agreement.

Pursuant to Summit Holdings’ limited partnership agreement, to the extent that at law or in equity any partner (including without limitation, the general partner) of Summit Holdings has duties (including fiduciary duties) and liabilities relating thereto to Summit Holdings, to another partner or to another person who is bound to or is otherwise bound by the limited partnership agreement (including without limitation, the general partner), no such partner will be liable to Summit Holdings, to any other partner or to any such other person for its good faith reliance on the provisions of the limited partnership agreement.

Indemnification

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities.

We have entered into indemnification agreements with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.”

To the fullest extent permitted by law, Summit Holdings shall indemnify any indemnitee (including any officer or director of the general partner) who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of his or her or its status as an indemnitee or by reason of any action alleged to have been taken or omitted to be taken by indemnitee in such capacity, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such indemnitee in connection with such action, suit or proceeding, including appeals; provided that such indemnitee is not entitled to indemnification if such indemnitee’s conduct constituted fraud, bad faith or willful misconduct.

Notwithstanding the foregoing, Summit Holdings shall be required to indemnify an indemnitee in connection with any action, suit or proceeding (i) commenced by such indemnitee only if the commencement of such

Summit Inc.	Summit Holdings
action, suit or proceeding by such indemnitee was authorized by the general partner and (ii) by or in the right of Summit Holdings only if the general partner has provided its prior written consent.

Number of Directors; Election of Directors; Filling of Vacancies; Removal of Directors/ General Partner

Subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by resolution adopted by the board of directors of Summit Inc. with a maximum of 15 directors.	No person may be admitted as an additional general partner or substitute general partner without the prior written consent of each incumbent general partner, which consent may be given or withheld in the sole discretion of each incumbent general partner. The limited partners of Summit Holdings have no right to remove the general partner.

Subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, elections of directors are determined by a plurality of the votes cast in respect of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of Summit Inc.’s stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2⁄3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

In addition, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Blackstone, any vacancies on the board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of Summit Inc.’s stock entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Summit Inc.	Summit Holdings

Director/General Partner Nominations by Stockholders/Partners

Summit Inc.’s bylaws require that Class A common stockholders must give advance notice of a director nomination prior to a meeting in which such a nomination will be voted on. Generally, to be timely, a stockholder’s notice must be received at Summit Inc.’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders.

Summit Inc.’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions do not apply to Blackstone and its affiliates so long as the stockholders’ agreement remains in effect.

As noted above, the limited partners of Summit Holdings have no right to remove the general partner.

Stockholder/Partner Proposals

Class A common stockholders and other stockholders may make proposals to be voted on at a meeting in which such voting takes place. Notice of such proposals must be made in the same timely manner as is required for director nominations and must contain the information set forth in Summit Inc.’s bylaws. A stockholder’s proposal may be disregarded if the stockholder (or its qualified representative) is not present at the meeting in which the voting takes place.	Only the general partner, in its capacity as such, has any right to participate in the conduct, control or management of Summit Holdings.

Special Meetings Called by Stockholders/Partners

A special meeting of stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates.	The limited partnership agreement does not provide limited partners with the right to call special meetings.

Summit Inc.	Summit Holdings

Action by Written Consent

Summit Inc.’s certificate of incorporation precludes stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% of the voting power of stock entitled to vote generally in the election of directors.

Only the general partner shall have any right to vote on any matter involving Summit Holdings. The conduct, control and management of the company shall be vested exclusively in the general partner. In all matters relating to or arising out of the conduct of the operation of Summit Holdings, the decision of the general partner shall be the decision of Summit Holdings.

Notwithstanding the foregoing, any action required or permitted to be taken by the partners pursuant to the Summit Holdings limited partnership agreement shall be taken if all partners whose consent or ratification is required consent thereto or provide a consent or ratification in writing.

Amendments to Governing Instruments

Summit Inc.’s certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of the voting power of all outstanding shares of Summit Inc.’s stock entitled to vote generally in the election of directors, certain provisions in the certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in voting power all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

Summit Inc.’s certificate of incorporation provides that the board of directors is expressly authorized to make, alter, or repeal its bylaws; provided, however, that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of the stock entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of Summit Inc. required therein, at least 66 2⁄3% of the voting power of the stock of Summit Inc. entitled to vote thereon shall be required to alter or repeal its bylaws.

The general partner may, in its sole discretion, generally amend, supplement, waive or modify Summit Holdings’ limited partnership agreement without the approval of any limited partner or other person; provided that, for so long as affiliates of Blackstone collectively own, in the aggregate, at least 5% of the outstanding LP Units, the prior written consent of each affiliate of Blackstone will be required for any amendment, waiver or modification, including any modification that may occur as a result of merger, consolidation, combination or conversion of Summit Holdings.

However, subject to certain specified exceptions, including in connection with the issuance of new classes of units or other types of interests in Summit Holdings, no amendment may materially and adversely affect the rights of a holder of LP Units, other than on a pro rata basis with other holders of LP Units of the same class without the consent of such holder (or, if there is more than one such holder that is so affected, without the consent of a majority of such affected holders in accordance with their holdings of LP Units).

Asset Sales, Mergers and Consolidations

Pursuant to the DGCL, the board of directors may sell, lease or exchange all or substantially all of Summit Inc.’s assets when authorized by a majority of the stockholders entitled to vote on a resolution granting such authorization.

Summit Inc. as general partner, has the authority and sole discretion, subject to certain consent rights in favor of Blackstone as described above under “—Amendments to Governing Instruments,” to determine if, when and on what terms any or all of Summit Holdings’ assets are sold and whether Summit Holdings should merge, consolidate, reorganize or combine with or into another entity.

Summit Inc.	Summit Holdings

Summit Inc. may merge or consolidate with another entity upon the board of directors recommending such action and subsequent approval of a majority of the stockholders entitled to vote on mergers and consolidations.

Summit Inc.’s certificate of incorporation provides that it is not governed by Section 203 of the DGCL. However, Summit Inc.’s certificate of incorporation contains similar provisions providing that it may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder, unless certain requirements set out in the certificate of incorporation are met. The certificate of incorporation provides that Blackstone and its affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders.”

Summit Inc. as the general partner may (i) at any time, require all holders of LP Units, other than affiliates of Blackstone, to exchange their units for shares of its common stock or (ii) with the consent of partners in Summit Holdings whose vested interests exceed 66 2⁄3% of the aggregate vested interests in Summit Holdings, require all holders of interests in Summit Holdings to transfer their interests, provided that the prior written consent of each holder that is an affiliate of Blackstone affected by any such proposed transfer will be required. These provisions are designed to ensure that the general partner can, in the context of a sale of the company, sell Summit Holdings as a wholly-owned entity subject to the approval of the holders thereof, including specific approval by any Blackstone affiliates then holding such units.

Rights upon Dissolution

Upon Summit Inc.’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A common stock will be entitled to receive pro rata Summit Inc.’s remaining assets available for distribution.	Upon dissolution, Summit Inc. as the general partner shall act, or select in its sole discretion one or more persons to act, as liquidator. Unless Summit Inc. determines otherwise, the liquidator shall liquidate the assets of Summit Holdings and apply the proceeds of the liquidation first, to discharge Summit Holdings’ liabilities as provided in its limited partnership agreement and by law, second, to the satisfaction of “catch-up” distributions for unvested LP Units that have become vested as described above and thereafter, to the partners according to the percentages of their respective partnership interests.

Access to Books and Records

Members of the general public have a right to inspect Summit Inc.’s public documents, available at the Securities and Exchange Commission’s offices and through its electronic filing system (EDGAR).

Under the DGCL, stockholders have the right to access a list of stockholders and others entitled to vote at a meeting. This list must be produced by Summit Inc. at least 10 days in advance of any meeting in which voting is to take place. The list must contain the names and addresses of all stockholders as well as the number of shares each holds. Stockholders may only access the list for purposes of conducting stockholder business.

Subject to certain exceptions, limited partners have the right to receive, for purposes reasonably related to their interest as a limited partner of Summit Holdings, upon reasonable written demand, copies of the organizational documents of Summit Holdings and copies of Summit Holdings’ U.S. federal income tax returns for the three most recent years.

Summit Inc.	Summit Holdings

Dissolution

Summit Inc. has a perpetual term.	Summit Holdings shall be dissolved upon the occurrence of any of the following events: (i) the entry of a decree of judicial dissolution of Summit Holdings, (ii) any event which makes it unlawful for the business of Summit Holdings to be carried on by the partners, (iii) the written consent of all partners, (iv) at any time there are no limited partners, unless continued in accordance with the DRULPA, (v) the incapacity or removal of the general partner, subject to certain specified exceptions, or (vi) the determination of the general partner in its sole discretion.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Exchange Agreement

In connection with the IPO, we entered into an exchange agreement with the holders of LP Units. See “Exchange of Summit Materials Holdings L.P. Limited Partnership Units.”

Registration Rights Agreement

In connection with the IPO, we entered into a registration rights agreement with our pre-IPO owners and the Former CCC Minority Holders pursuant to which we granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the offering of shares of Class A common stock delivered in exchange for LP Units. We are filing this registration statement of which this prospectus forms a part in order to satisfy this obligation.

In addition, Blackstone has the right to request an unlimited number of “demand” registrations, the Former CCC Minority Holders have the right to request one “demand” registration and Blackstone, certain other pre-IPO owners and the Former CCC Minority Holders have customary “piggyback” registration rights.

Tax Receivable Agreement

Holders of the Initial LP Units may, subject to certain conditions, from and after March 17, 2016 (subject to the terms of the exchange agreement as described under “Exchange of Summit Materials Holdings L.P. Limited Partnership Units”), exchange their LP Units for shares of Class A common stock of Summit Inc. on a one-for-one basis. Summit Holdings intends to make an election under Section 754 of the Code effective for each taxable year in which an exchange of LP Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of Summit Holdings at the time of an exchange of LP Units. These increases in tax basis may reduce the amount of tax that Summit Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In addition, in the event the holders of LP Units and certain other indirect pre-IPO owners (collectively, the “Investor Entities”) party to the tax receivable agreement exercise their right to merge with us or be contributed to us (as described below under “—Stockholders’ Agreement,” we may be entitled to utilize the Investor Entities’ net operating losses, if any. The Internal Revenue Service (“IRS”) may challenge all or part of the tax basis increase and increased deductions or net operating losses, and a court could sustain such a challenge.

In connection with the IPO, we entered into a tax receivable agreement with the holders of the Initial LP Units and certain other indirect pre-IPO owners that hold interests in the Investor Entities that provides for the payment by Summit Inc. to exchanging holders of LP Units and such other owners of 85% of the cash savings in income tax, if any, that Summit Inc. realizes as a result of (i) the increases in tax basis described above and (ii) our utilization of certain net operating losses of the Investor Entities described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of Summit Inc. and not of Summit Holdings. Summit Inc. expects to benefit from the remaining 15% of cash savings, if any, in income tax it realizes. For purposes of the tax receivable agreement, the cash savings in income tax are computed by comparing the actual income tax liability of Summit Inc. (calculated with certain assumptions) to the amount of such taxes that Summit Inc. would have been required to pay had there been no increase to the tax basis of the assets of Summit Holdings as a result of the exchanges and no utilization of net operating losses of the Investor Entities and had Summit Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless Summit Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below) or Summit Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if Summit Inc. had exercised its right to terminate the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increases in tax basis as a result of an exchange, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

•	the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Summit Holdings at the time of each exchange;

•	the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of Summit Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount of net operating losses—the amount of net operating losses of the Investor Entities at the time of any applicable merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreement; and

•	the amount and timing of our income—Summit Inc. is required to pay 85% of the cash tax savings as and when realized, if any. If Summit Inc. does not have taxable income, Summit Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no cash tax savings will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax savings that will result in payments under the tax receivable agreement.

We anticipate that we will account for the effects of these increases in tax basis and payments for such increases under the tax receivable agreement arising from exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•	to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•	we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

We expect that as a result of the size of the increases in the tax basis of the tangible and intangible assets of Summit Holdings and our possible utilization of net operating losses, the payments that we may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that Summit Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to Summit Inc. by Summit Holdings are not sufficient to permit Summit Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the tax receivable agreement are not conditioned upon continued ownership of us by holders of LP Units.

In addition, the tax receivable agreement provides that upon certain changes of control, Summit Inc.’s (or its successor’s) obligations with respect to exchanged or acquired LP Units (whether exchanged or acquired before or after such transaction) and other recipients would be based on certain assumptions, including that Summit Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the tax receivable agreement. With respect to previously exchanged or acquired LP Units, we would be required to make a payment equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.

Furthermore, Summit Inc. may elect to terminate the tax receivable agreement early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the tax receivable agreement includes several assumptions, including that (i) any LP Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Summit Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) Summit Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreement on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. Based upon a $20.04 share price of our Class A common stock, which was the closing price on December 31, 2015, and if LIBOR were to be 1.2%, we estimate that if Summit Inc. were to exercise its termination right, the aggregate amount of these termination payments would be approximately $607.0 million. The foregoing number is merely an estimate and the actual payments could differ materially.

As a result of the change in control provisions and the early termination right, Summit Inc. could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual cash tax savings that Summit Inc. realizes in respect of the tax attributes subject to the tax receivable agreement (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreement) or that are prior to the actual realization, if any, of such tax benefits. Also, the obligations of Summit Inc. would be automatically accelerated and be immediately due and payable in the event that Summit Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity.

Decisions made by our pre-IPO owners may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Payments under the tax receivable agreement are based on the tax reporting positions that we will determine. Summit Inc. will not be reimbursed for any payments previously made under the tax receivable agreement if the tax basis increases or our utilization of net operating losses are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of Summit Inc.’s cash tax savings.

Although holders of the Initial LP Units (other than Blackstone) have no right to exchange their LP Units for shares of Class A common stock pursuant to the exchange agreement until after March 17, 2016, certain holders of LP Units were allowed to sell a portion of their LP Units to Summit Inc. in connection with the 2015 Follow-On Offering. The purchase by Summit Inc. of such LP Units constituted an exchange for purposes of the tax receivable agreement. As a result of our purchase of 18,675,000 LP Units with the net proceeds from the 2015 Follow-On

Offering, we expect that the additional reduction of our tax payments will aggregate to approximately $249.4 million over approximately 15 years from the date of that offering and that we will incur payment obligations to the selling holders of approximately $212.0 million in the aggregate (assuming no changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits generated by the purchase) over the approximately 15-year period from the date of that offering. Accordingly, we recorded a deferred tax asset of $249.4 million for which a full valuation allowance was recognized. As the net value of the deferred tax asset was zero, a payable to the sellers of the LP Units was not recorded.

Stockholders’ Agreement

In connection with the IPO, we entered into a stockholders’ agreement with Blackstone. This agreement requires us to, among other things, nominate a number of individuals designated by Blackstone for election as our directors at any meeting of our stockholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company is equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total shares of our common stock entitled to vote generally in the election of our directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. For so long as the stockholders’ agreement remains in effect, Sponsor Directors may be removed only with the consent of Blackstone. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the stockholders’ agreement requires us to nominate an individual designated by Blackstone for election to fill the vacancy. The above-described provisions of the stockholders’ agreement will remain in effect until Blackstone is no longer entitled to nominate a Sponsor Director pursuant to the stockholders’ agreement, unless Blackstone requests that it terminate at an earlier date.

The stockholders’ agreement also: (1) requires us to cooperate with Blackstone in connection with certain future pledges, hypothecations or grants of security interest in any or all of the shares of Class A common stock or LP Units held by Blackstone, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit; and (2) entitles the Investor Entities to require us to implement either (x) the contribution of interests in the Investor Entities for an aggregate number of shares of Class A common stock that is equal to the number of LP Units held by such Investor Entity along with any rights holders of interests in the Investor Entity are entitled to under the tax receivable agreement following such contribution or (y) the merger of the applicable Investor Entity into Summit Inc. with Summit Inc. surviving in exchange for a number of shares of Class A common stock that is equal to the number of LP Units along with any rights holders of interests in the Investor Entity are entitled to under the tax receivable agreement following such contribution.

Summit Materials Holdings L.P. Amended and Restated Limited Partnership Agreement

Summit Inc. holds LP Units in Summit Holdings and is the sole general partner of Summit Holdings. Accordingly, Summit Inc. operates and controls all of the business and affairs of Summit Holdings and, through Summit Holdings and its operating entity subsidiaries, conducts our business. The rights and obligations of Summit Holdings’ partners are currently set forth in the fourth amended and restated limited partnership agreement of Summit Holdings, which is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Summit Materials Holdings L.P. Fourth Amended and Restated Limited Partnership Agreement” and “Comparison of Ownership of Limited Partnership Units of Summit Holdings and Our Class A Common Stock.”

Contribution and Purchase Agreement

Pursuant to a contribution and purchase agreement, dated December 18, 2014, among Summit Inc., Summit Holdings, Summit Materials Holdings GP, Ltd. (“Summit GP”), Summit Owner Holdco, the Former CCC Minority Holders and Continental Cement, concurrently with the consummation of the IPO (v) the Former CCC Minority Holders contributed 28,571,429 of the Class B Units of Continental Cement to Summit Owner Holdco in exchange for Series A Units of Summit Owner Holdco, (w) Summit GP, as the existing general partner of Summit Holdings contributed to Summit Owner Holdco its right to act as the general partner of Summit Holdings in exchange for Series B Units of Summit Owner Holdco, (x) Summit Owner Holdco in turn contributed the Class B Units of Continental Cement to us in exchange for shares of our Class A common stock and contributed to us its right to act as the general partner of Summit Holdings in exchange for shares of our Class B common stock, (y) we in turn contributed the Class B Units of Continental Cement we received to Summit Holdings in exchange for LP Units and (z) the Former CCC Minority Holders delivered the remaining 71,428,571 Class B Units of Continental Cement to Summit Holdings in exchange for a payment made by Summit Holdings in March 2015 in the amount of $35.0 million in cash and $15.0 million aggregate principal amount of non-interest bearing notes that are payable in six aggregate annual installments, beginning on March 17, 2016, of $2.5 million. As a result of the foregoing transactions, Summit Owner Holdco holds 1,029,183 shares of Class A common stock, and Continental Cement became an indirect wholly-owned subsidiary of Summit Holdings on March 17, 2015.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transaction and Management Fee Agreement

Under the terms of a transaction and management fee agreement between Summit Holdings and Blackstone Management Partners L.L.C. (“BMP”), whose affiliates include controlling stockholders of Summit Inc., BMP provided monitoring, advisory and consulting services to Summit Holdings through March 17, 2015. Under the terms of the agreement, BMP was permitted to assign, and had assigned, a portion of the fees to which it was entitled to Silverhawk Summit, L.P. and to certain other equity investors.

The management fee was calculated based on the greater of $300,000 or 2.0% of Summit Holdings’ annual consolidated profit, as defined in the agreement, and is included in general and administrative expenses. Summit Holdings incurred management fees totaling $1.0 million during the period between December 28, 2014 and March 17, 2015 and $4.4 million and $2.6 million in the years ended December 27, 2014 and December 28, 2013, respectively. During these periods, Summit Holdings paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors.

Also under the terms of the transaction and management fee agreement, BMP undertook financial and structural analysis, due diligence investigations, corporate strategy and other advisory services and negotiation assistance related to acquisitions for which Summit Holdings paid BMP transaction fees equal to 1.0% of the aggregate enterprise value of any acquired entity or, if such transaction was structured as an asset purchase or sale, 1.0% of the consideration paid for or received in respect of the assets acquired or disposed. Summit Holdings paid BMP $3.9 million during the year ended December 27, 2014 and immaterial amounts in 2013. During these periods, Summit Holdings paid immaterial amounts to Silverhawk Summit, L.P. and to other equity investors. The acquisition-related fees paid pursuant to this agreement are included in transaction costs.

In connection with the IPO, the transaction and management fee agreement with BMP was terminated on March 17, 2015 for a final payment of $13.8 million; $13.4 million was paid to affiliates of BMP and the remaining $0.4 million was paid to affiliates of Silverhawk Summit, L.P. and to certain other equity investors.

In addition to the transaction and management fees paid to BMP, Summit Holdings reimbursed BMP for direct expenses incurred, which were not material in 2015, 2014 and 2013.

Warrant Issuances

In connection with the modification of the capital structure of Summit Holdings, we issued warrants to purchase an aggregate of 160,333 shares of Class A common stock to limited partners of Summit Holdings who held Class C limited partnership interests of Summit Holdings. Holders of the Class C limited partnership interests include Thomas W. Hill, a limited liability company controlled by Ted A. Gardner and Michael J. Brady, who received warrants to purchase 29,463, 27,408, and 6,852 shares of Class A common stock, respectively. The warrants were issued in substitution for part of the economic benefit of the Class C interests that was not reflected in the conversion of the Class C interests to LP Units. The exercise price of the warrants is equal to the IPO price of $18.00 per share. The warrants will not be exercisable until March 17, 2016.

Commercial Transactions with Sponsor Portfolio Companies

Our Sponsors and their respective affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Other

Thomas A. Beck, Executive Vice President of the Company, through the Thomas A. Beck Family, LLC (the “Beck LLC”), is a party to the Contribution and Purchase Agreement as a Former CCC Minority Holder. As described above under “Contribution and Purchase Agreement,” in connection with the Contribution and Purchase Agreement, Summit Holdings paid to the Former CCC Minority Holders cash consideration of $35.0 million and issued to the Former CCC Minority Holders $15.0 million in aggregate principal amount of non-interest bearing notes payable over six years. The pro rata share of the $35.0 million cash consideration that was distributed to the Beck LLC on March 17, 2015 was $600,855. The pro rata share of the $15.0 million in notes that is due to the Beck LLC is $208,344, payable in six equal annual installments of $34,724 on each anniversary of March 17, 2015. During 2015, tax distributions to the Beck LLC in connection with Mr. Beck’s interest in the Contribution and Purchase Agreement totaled $12,237.

On July 17, 2015, Continental Cement purchased the Davenport Assets from Lafarge for a purchase price of $450.0 million in cash and a cement distribution terminal in Bettendorf, Iowa. At closing, $370.0 million of the purchase price was paid, and the remaining $80.0 million was paid on August 13, 2015. Summit Holdings entered into a commitment letter dated April 16, 2015, with Blackstone Capital Partners V L.P. (“BCP”) for equity financing up to $90.0 million in the form of a preferred equity interest (the “Equity Commitment Financing”), which would have been used to pay the $80.0 million deferred purchase price if other financing was not attained by December 31, 2015. For this Equity Commitment Financing, Summit Holdings paid a $1.8 million commitment fee to BCP in the year ended January 2, 2016.

Blackstone Advisory Partners L.P., an affiliate of The Blackstone Group L.P., served as an initial purchaser of $13.0 million and $5.75 million principal amounts of the 10 1⁄2% senior notes due 2020 issued in January 2014 and September 2014, respectively, $26.25 million and $22.5 million principal amount of the 6.125% senior notes due 2023 issued in July 2015 and November 2015, respectively, and $18.75 million of the 8.500% senior notes due 2022 expected to be issued in March 2016, and in each case received compensation in connection therewith. In addition, Blackstone Advisory Partners L.P. served as an underwriter of 1,681,875 shares of Class A common stock issued in connection with the 2015 Follow-On Offering, and received compensation in connection therewith.

Blackstone Holdings Finance Co. L.L.C., an affiliate of The Blackstone Group L.P., served as a co-manager and a lender for our term loan facility and received customary fees associated with its pro rata participation.

In the year ended January 2, 2016, we used a portion of the net proceeds from the August 2015 Follow-on Offering to purchase 18,675,000 LP Units at a purchase price per LP Unit of $24.784375 (equal to the public offering price per share of Class A common stock in the August 2015 Follow-on Offering, less underwriting discounts and commissions) from certain of the Company’s pre-IPO owners, including affiliates of The Blackstone Group L.P., Silverhawk Capital Partners, LLC and certain of the Company’s directors and officers. Such pre-IPO owners received approximately $462.8 million in the aggregate, and Summit Inc.’s directors and executive officers participating in the August 2015 Follow-on Offering received net proceeds in connection with their sale of LP Units in the following amounts: Anne Lee Benedict $165,758, Kevin A. Gill $100,426, Brian J. Harris $2,496,951, Thomas W. Hill $6,166,774, Howard L. Lance $747,298, Damian J. Murphy $887,429 and Douglas C. Rauh $641,147.

In the year ended December 27, 2014, we sold certain assets associated with the production of concrete blocks, including inventory and equipment, to a related party for $2.2 million and sold a ready-mixed concrete plant to a related party in exchange for the related party performing the required site reclamation, estimated at approximately $0.2 million.

Cement sales to companies owned by certain noncontrolling members of Continental Cement were approximately $1.4 million, $14.3 million, and $12.7 million for the period between December 28, 2014 and March 17, 2015 and the years ended December 27, 2014 and December 28, 2013, respectively, and accounts receivable due from these parties were approximately $1.2 million as of December 27, 2014.

We paid $0.7 million of interest to a noncontrolling member of Continental Cement in the year ended December 27, 2014 on a related party note. The principal balance on the note had been repaid in January 2012.

Statement of Policy Regarding Transactions with Related Persons

In connection with the IPO, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Legal Officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors will recuse themselves from any vote on a related person transaction in which they have an interest.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain U.S. federal income tax consequences of the exchange of LP Units for shares of our Class A common stock and the tax consequences of the ownership and disposition of such shares as of the date hereof. Except where noted, this summary deals only with LP Units or shares of Class A common stock held as capital assets.

As used herein, the term “U.S. Holder” means a beneficial owner of an LP Unit or share of Class A common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate of which the income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner (other than a partnership) of an LP Unit or share of Class A common stock that is not a U.S. Holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding LP Units or Class A common stock as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person that received its LP Units (or predecessor units in Summit Holdings) or Class A common stock as compensation;

•	a U.S. Holder whose “functional currency” is not the United States dollar;

•	a United States expatriate;

•	a controlled foreign corporation; or

•	a passive foreign investment company.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below, possibly with retroactive effect.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds LP Units or Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership or a partnership holding LP Units or Class A common stock, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the exchange of your LP Units for shares of Class A common stock, or a disposition of any such shares of Class A common stock received in the exchange, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of the Exchange

U.S. Holders

For U.S. federal income tax purposes, the exchange of LP Units for Class A common stock will be a taxable event. You will recognize a gain or loss on such exchange to the extent that the fair market value of the shares of Class A common stock (plus the relief of your share of any liabilities of Summit Holdings) exceeds or is less than your adjusted basis in the LP Units immediately before the exchange. Any gain will be taxed as capital gain except to the extent that the amount received attributable to your share of “unrealized receivables” of Summit Holdings exceeds your basis attributable to those assets, which will be taxed as ordinary income. Unrealized receivables include, to the extent not previously included in Summit Holdings’ income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income (for example, recapture of depreciation with respect to property) if Summit Holdings had sold its assets at or above their fair market value at the time of the exchange. Any loss resulting from such exchange will be taxed as capital loss. Capital gain of non-corporate taxpayers derived with respect to capital assets held for more than one year are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Your basis in the LP Units received in exchange for cash or a contribution of property had an initial tax basis equal to the amount of cash paid for the LP Units (or predecessor units in Summit Holdings) or basis in the property you contributed to Summit Holdings, as the case may be, plus your share of Summit Holdings’ liabilities. Such initial basis is generally increased by your share of Summit Holdings’ taxable income and increases in your share of Summit Holdings’ liabilities. Your initial basis generally is decreased, but not below zero, by your share of Summit Holdings’ distributions, losses, nondeductible expenditures and decreases in your share of Summit Holdings’ liabilities.

If you acquired LP Units (or predecessor units in Summit Holdings) at different times or as compensation for services, you are urged to consult your tax advisor regarding your adjusted basis and holding period in the LP Units being exchanged.

Non-U.S. Holders

Because Summit Holdings is engaged in a U.S. trade or business, a portion of any gain recognized by a Non-U.S. Holder on the sale or exchange of its LP Units could be treated for U.S. federal income tax purposes as effectively connected with such trade or business and hence such Non-U.S. Holder could be subject to U.S. federal income tax on the exchange as follows:

•	a non-corporate Non-U.S. Holder will be subject to tax on the net gain effectively connected with a U.S. trade or business from such sale under regular graduated U.S. federal income tax rates; and

•	a Non-U.S. Holder that is a foreign corporation will be subject to tax on its net gain that is effectively connected with a U.S. trade or business in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Any gain realized by a Non-U.S. Holder that is not described above will be taxed in the same manner as the gain described under “—Taxation of Ownership of Class A Common Stock—Non-U.S. Holders—Gain on Disposition of Class A Common Stock.” You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of the exchange of LP Units for our Class A common stock.

Taxation of Ownership of Class A Common Stock

U.S. Holders

Dividends

The gross amount of distributions on the Class A common stock will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you. Subject to certain holding period and other requirements, dividends received by corporate U.S. Holders may be eligible for the 70% dividends received deduction. In addition, subject to certain holding period and other requirements, dividends received by non-corporate U.S. Holders will generally be eligible for reduced rates of taxation.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of Class A common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Class A common stock), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of a share of Class A common stock in an amount equal to the difference between the amount realized for the Class A common stock and your tax basis in such shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Dividends

Dividends paid to a Non-U.S. Holder of our Class A common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of our Class A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Class A Common Stock

Any gain realized on the disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We have not determined whether we are a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a “United States real property holding corporation,” so long as shares of our Class A common stock continues to be regularly traded on an established securities market, only a Non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of shares of our Class A common stock will be subject to U.S. federal income tax on the disposition of shares of our Class A common stock.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting will apply to dividends in respect of shares of our Class A common stock and the proceeds from the sale, exchange or redemption of our LP Units and shares of our Class A common stock that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of LP Units and shares of our Class A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our Class A common stock and, for a disposition of our Class A common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Taxation of Ownership of Class A Common Stock—Non-U.S. Holders—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

LEGAL MATTERS

The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle composed of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The consolidated financial statements of Summit Materials, Inc. as of January 2, 2016 and December 27, 2014, and for each of the fiscal years in the three-year period ended January 2, 2016 have been incorporated by reference in this prospectus in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere therein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of the Lafarge Target Business, carve-out of certain operations of Lafarge North America Inc., as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, incorporated by reference in this prospectus from Exhibit 99.1 to the registration statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing therein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

•	our Annual Report on Form 10-K for the year ended January 2, 2016;

•	our Current Reports on Form 8-K filed on January 19, 2016, February 26, 2016 and March 8, 2016; and

•	the description of our Class A common stock contained in our Registration on Form 8-A filed on March 12, 2015, including all amendments and reports filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Summit Inc., at 1550 Wynkoop Street, 3rd Floor, Denver, Colorado 80202. You may also contact us by telephone at (303) 893-0012 or visit our website at www.summit-materials.com for copies of those documents. Our website and the information contained on our website are not a part of this prospectus, and you should not rely on any such information in making your decision whether to purchase the shares offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, and any document incorporated by reference into this prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Exchange Act, and as a result file reports and other information with the SEC. You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also are able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.